UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ____)

FORAFRIC GLOBAL PLC

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

X3R81D102

(CUSIP Number)

Shlomo Wahnon

Unit 5.3, Madison Building,

Midtown, Queensway,

Gibraltar GX11 1AA

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. X3R81D102

1	Name of Reporting Person The Lighthouse Settlement
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO(1)
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 17,700,483(2)
	8	Shared Voting Power
	9	Sole Dispositive Power 17,700,483
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,700,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 66%
14	Type of Reporting Person OO(3)

1.	Lighthouse Settlement received 631,614 of the Issuer’s shares in exchange for the cancellation of existing Related-Party Loans (as more particularly described in Item 3 below). The remaining 17,068,869 shares are held by Lighthouse Settlement’s subsidiary.
2.	Includes 631,614 shares held by Lighthouse Settlement directly and 17,068,869 shares held by Lighthouse Capital Limited, which is wholly owned by Lighthouse Settlement.
3.	Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. Lighthouse Corporation PTC, as trustee of Lighthouse Settlement, may be deemed to be the beneficial owner of the securities held by Lighthouse Settlement as trustee. Lighthouse Corporation PTC Limited is controlled by its three directors, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen. Lighthouse Corporation PTC Limited, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen each disclaim beneficial ownership over these securities except to the extent of their respective pecuniary interest therein.

2

CUSIP No. X3R81D102

1	Name of Reporting Person Lighthouse Capital Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO(4)
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 17,068,869(5)
	8	Shared Voting Power
	9	Sole Dispositive Power 17,068,869
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,068,869
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 64.5%
14	Type of Reporting Person CO

4.	Lighthouse Capital Limited received 64,107 of the Issuer’s shares in exchange for the cancellation of existing Related-Party Loans (as more particularly described in Item 3 below). Lighthouse Capital Limited was formerly the 100% legal and beneficial owner of Forafric Agro Holdings Limited, a Gibraltar private company limited by shares, and as part of the Business Combination (as defined below), it received 16,249,762 shares in exchange for transferring its shares of FAHL to the Issuer. The remaining 755,000 shares were released and issued to Lighthouse Capital Limited pursuant to the share escrow/ indemnification terms of the Business Combination Agreement described elsewhere in this Schedule.
5.	Lighthouse Capital Limited is wholly owned by Lighthouse Settlement.

3

CUSIP No. X3R81D102

1	Name of Reporting Person Yariv Elbaz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO(6)
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 280,213(6)
	8	Shared Voting Power
	9	Sole Dispositive Power 280,213(6)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 280,213(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.06% (4)
14	Type of Reporting Person IN

(6)	Mr. Elbaz owns 280,213 shares of the Issuer’s common stock directly, which he received in exchange for the cancellation of existing Related-Party Loans (as more particularly described in Item 3 below). He, along with his family are the named potential beneficiaries of Lighthouse Settlement. Until such time as Mr. Elbaz receives the shares held in trust, he does not have any voting rights with respect to such shares. Accordingly, Mr. Elbaz currently only beneficially owns and has voting rights with respect to 280,213 shares (1.06%).

4

Item 1. Security and Issuer

Securities acquired:	Ordinary shares, $0.001 par value per share

Issuer:	Forafric Global PLC. Unit 5.3, Madison Building, Midtown, Queensway,

Item 2. Identity and Background

(a)	This Schedule 13D is being field on behalf of Lighthouse Capital Limited, Lighthouse Settlement and Yariv Elbaz (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person is as follows:

i.	Lighthouse Capital Limited

57/63 Line Wall Road, Gibraltar

ii.	Lighthouse Settlement

Lighthouse Corporation PTC Limited, 57/63 Line Wall Road, Gibraltar

iii.	Yariv Elbaz

Apartment 15, Boston Building, Midtown, Queensway, Gibraltar GX11 1AA

(c) Present Principal Occupation or Employment of each Reporting Person:

i.	Lighthouse Capital Limited: Corporation

ii.	Lighthouse Settlement: Trust

iii.	Yariv Elbaz: Businessman

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of each Reporting Person:

i.	Lighthouse Capital Limited: a Gibraltar private company limited by shares

ii.	Lighthouse Settlement: a Gibraltar discretionary trust

iii.	Yariv Elbaz: Morocco

5

Item 3. Source and Amount of Funds

In 2021, the Reporting Persons made general working capital loans to Forafric Agro Holdings Limited (“FAHL”) in the amounts of $673,124, $6,631,951 and $2,942,233 (collectively, the “Related-Party Loans”).

On June 9, 2022, Globis Acquisition Corp., a Delaware corporation (“Globis”), consummated a business combination (the “Business Combination”) with FAHL, in accordance with that certain Securities Purchase Agreement dated December 19, 2021 (as amended, supplemented or otherwise modified, the “Business Combination Agreement”), by and among Globis, FAHL, Lighthouse Capital Limited (the “Seller”), and Forafric Global PLC (f/k/a Globis NV Merger Sub Corp.), a Gibraltar public company limited by shares (“New Forafric”).

On June 9, 2022 (the “Closing Date”), as contemplated in the Business Combination Agreement and described in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed by Globis with the Securities and Exchange Commission (the “SEC”) on May 12, 2022: (i) Globis merged with and into Globis NV Merger 2 Corp., a Nevada corporation (“Merger Sub”), with Merger Sub surviving (the “Merger”); (ii) immediately following the effectiveness of the Merger, all of the common stock of Merger Sub issued pursuant to the Merger were contributed to New Forafric; and (iii) thereafter New Forafric acquired 100% of the equity interests in FAHL from the Seller and FAHL became a direct subsidiary of New Forafric.

Following the effective time of the Merger and as a result of the Business Combination, a change in control of Globis occurred and Globis became a wholly owned subsidiary of New Forafric.

Pursuant to the terms of those loans, on the Closing Date, all of the Related Party Loans were converted into Ordinary Shares of New Forafric at a price of $10.50 per share.

On June 7, 2022, Globis held a special meeting of stockholders (the “Special Meeting”) in connection with the Business Combination, as described in the Proxy Statement/Prospectus. The Special Meeting was adjourned and was reconvened at 9:00 a.m. ET on June 9, 2022. At the Special Meeting, the shareholders approved a Redomiciliation in accordance with the applicable provisions of Nevada law and the Companies Act 2014 of the Laws of Gibraltar (the “Companies Act”) and the Companies (Re-domiciliation) Regulations 1996 of the Laws of Gibraltar (the “Re-domiciliation Regulations”), pursuant to which the jurisdiction of incorporation for Merger Sub was changed from the State of Nevada to Gibraltar (the “Redomiciliation”). Following the Redomiciliation, Merger Sub became a private limited Gibraltar company named “Forafric Global Limited”, altered its authorized and issued share capital, and re-registered as a Gibraltar public company limited by shares and renamed “Forafric Global PLC” (referred to herein as New Forafric).

Item 4. Purpose of the Transaction

The purpose of the aforementioned acquisitions is for investment with the aim of investing the value of the Reporting Persons’ investment in the Issuer.

As of the date of this filing, other than as described above and as contemplated by the transactions described in the Proxy Statement/Prospectus, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

6

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Reporting Persons	Beneficial Ownership	Percentage of Total Ordinary Shares(4)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)
Lighthouse Capital Limited (1)	17,068,869	64.5%	17,068,869		17,068,869
Lighthouse Settlement (2)	17,700,483	66%	17,700,483		17,700,483
Yariv Elbaz (3)	280,213	1.06%	280,213		280,213

(1)	Lighthouse Capital Limited is wholly owned by Lighthouse Settlement.

(2)	Includes 631,634 shares held by Lighthouse Settlement directly and 17,068,869 shares held by Lighthouse Capital Limited, which is wholly owned by Lighthouse Settlement. Lighthouse Settlement is a discretionary trust of which Yariv Elbaz and his family are the named potential beneficiaries. Lighthouse Corporation PTC, as trustee of Lighthouse Settlement, may be deemed to be the beneficial owner of the securities held by Lighthouse Settlement as trustee. Lighthouse Corporation PTC Limited is controlled by its three directors, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen. Lighthouse Corporation PTC Limited, Michael Elbaz, Joseph Levy Cazes and Moses Nahon Cohen each disclaim beneficial ownership over these securities except to the extent of their respective pecuniary interest therein.

(3)	Mr. Elbaz owns 280,213 shares of the Issuer’s common stock directly. He, along with his family are the named potential beneficiaries of Lighthouse Settlement. Until such time as Mr. Elbaz receives the shares held in trust, he does not have any voting rights with respect to such shares. Accordingly, Mr. Elbaz currently only beneficially owns and has voting rights with respect to 280,213 shares (1.06%).

(4)	The beneficial ownership percentage is calculated based on 26,456,844 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

(c) To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

7

(d) To the knowledge of the Reporting Persons, other than as herein disclosed, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to Form S-4, filed with the SEC on January 12, 2022)
3	Amendment No. 1 to Purchase Agreement, dated April 20, 2022 (incorporated by reference to Exhibit 2.2 of Globis’ Form S-4 (File No. 333-262126), filed with the SEC on April 21, 2022)
4	Amendment No. 2 to Purchase Agreement, dated June 8, 2022 (incorporated by reference to Exhibit 10.1 of Globis’ Form 8-K (File No. 001-39786), filed with the SEC on June 9, 2022)
5	Summary of terms of loans owed by Forafric Agro Holdings Limited to Yariv Elbaz, Michael Elbaz, Lighthouse Settlement and Lighthouse Capital Limited (incorporated by reference to Exhibit 10.7 of Form S-4 (File No. 333-262126), filed with the SEC on April 21, 2022)

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2022

Lighthouse Capital Limited

/s/ Mesod Bengio Bencheton
Name:	Mesod Bengio Bencheton
Title:	Director

Lighthouse Settlement

/s/ Joseph Levy Cazes
Name:	Joseph Levy Cazes
Title:	Director of Lighthouse Corporation PTC in its capacity as trustee

/s/ Yariv Elbaz
Name:	Yariv Elbaz

9

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value of US$0.001 per share, of Forafric Global Limited, a Gibraltar public company limited by shares, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 17, 2022.

Lighthouse Capital Limited

/s/ Mesod Bengio Bencheton
Name:	Mesod Bengio Bencheton
Title:	Director

Lighthouse Settlement

/s/ Joseph Levy Cazes
Name:	Joseph Levy Cazes
Title:	Director of Lighthouse Corporation PTC in its capacity as trustee

/s/ Yariv Elbaz
Name:	Yariv Elbaz

10